UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 26, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F     ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐      No ☑

     The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, and the Registration Statement on Form S-8, File No. 333-147186.
     On July 26, 2011, HS Shipping Ltd. Inc., HS South Inc., HS Tankers Inc., HS Navigation Inc. and Thalassa Energy S.A., each an indirect subsidiary of Navios South American Logistics Inc. (“Navios Logistics”), entered into a Second Supplemental Indenture in respect of the indenture (the “Indenture”), dated as of April 12, 2011, governing the 9 1/4% Senior Notes due 2019 issued by Navios Logistics. Pursuant to the Second Supplemental Indenture, such subsidiaries of Navios Logistics became guarantors under the Indenture. A copy of the Second Supplemental Indenture is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.
Exhibits

Exhibit No.	Exhibit
10.1	Second Supplemental Indenture, dated as of July 26, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: August 5, 2011